CLEARVIEW TRADING ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

JUNE 30, 2017

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 142873

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___07/01/2016___ AND ENDING ___06/30/2017___
                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Clearview Trading Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue, Suite 900

(No. and Street)

New York   **NY**   **10169**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregg Ettin   **646-747-5220**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Willner, Peter, Douglas

(Name – if individual, state last, first, middle name)

25 Mohegan Trail   **Saddle River**   **NJ**   **07458**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the**

CONFIDENTIAL TREATMENT REQUESTED





collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Gregg Ettin**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Clearview Trading Advisors, Inc., as

of **June 30**, 20 **17**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

GABRIEL J. FISCHBARG
NOTARY PUBLIC-STATE OF NEW YORK
No. 02-FI5016410
Qualified in New York County
Commission Expires August 09, 2019

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PETER D.WILLNER
Certified Public Accountant
25 Mohegan Trail
Saddle River, N.J. 07458
Tel: 201-995-9707
Fax: 201-995-9708

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Clearview Trading Advisors, Inc.
New York, NY

We have audited the accompanying financial statement of financial condition of Clearview Trading, Inc., (the Company) as of June 30, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Clearview Trading Advisors, Inc. as of June 30, 2017 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for purposes of forming an opinion on this basic financial statement. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peter D. Willner, CPA



Saddle River, New Jersey
August 3, 2017

CLEARVIEW TRADING ADVISORS, INC.
COMPARATIVE STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2017

ASSETS		2017		2016
Current Assets:				
Cash and cash equivalents		$ 135,625		$ 512,258
Commissions receivable from clearing broker		16,931		14,617
Clearing deposit		1,000,620		1,002,721
Securities owned, at market value		474,434		379,634
Prepaid expenses		5,015		12,870
Total Current		$ 1,632,625		$ 1,922,100
Fixed Assets:				
Furniture, fixtures and equipment, (at cost)	$ 208,589		$ 208,589	
(Less): accumulated depreciation	(104,873)		(62,692)	
Net Book Value	$ 103,716		$ 145,897	
Leasehold improvements, (net)	49,842	153,558	71,942	217,839
Other assets		17,586		11,150
TOTAL ASSETS		$ 1,803,769		$ 2,051,089

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES				
Current Liabilities:				
Accounts payable and accrued expenses		$ 428,783		$ 267,442
Deferred rent liability		126,139		127,554
Securities sold not yet purchased		0		75,487
Taxes payable		10,000		10,000
TOTAL LIABILITIES		$ 564,922		$ 480,483

STOCKHOLDERS' EQUITY				
Common stock, no par value, 200 shares authorized,				
issued and outstanding (see note 5a)		$ 12,500		$ 12,500
Paid-in-capital		1,840,754		1,840,754
Retained Earnings, start of fiscal year	$ (182,648)		$ 76,618	
Net (Loss) for the year ended	(431,759)		(259,266)	
Retained Earnings. end of fiscal year		(614,407)		(182,648)
TOTAL STOCKHOLDERS' EQUITY		$ 1,238,847		$ 1,670,606

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY $ 1,803,769 $ 2,151,089

See accompanying notes to the financial statements.

(1) - ORGANIZATION AND NATURE OF BUSINESS

CLEARVIEW TRADING ADVISORS, INC. (the COMPANY) was incorporated in the State of New York on October 17, 2006. It is organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the Financial Industry Regulatory Authority, (FINRA) and the Securities and Exchange Commission (SEC). The Company is a non-clearing broker and does not handle any customer funds or securities. The Company is located in Manhattan, New York City. Customers are located throughout the United States.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provides the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/ dealer, and promptly transmits all customer funds and securities to the clearing broker/ dealer. The clearing broker/ dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/ dealer.

(2) - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Standards Codification

The Financial Accounting Standards Board (FASB) issued FASB Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, effective for periods ending after September 15, 2009. The Statement establishes the FASB Accounting Standards Codification (ASC) as the single source of authoritative United States generally accepted accounting and reporting standards for non-governmental entities, in addition to guidance issued by the SEC and these financial statements are referenced accordingly.

Securities Transactions and Revenue Recognition

Securities transactions and the recognition of related income and expenses are recorded on a trade date basis. Commissions and related clearing charges are also recorded on a trade basis as securities transactions occur. Consulting revenues are earned by providing technical analysis of equities. Investment banking revenues are earned by providing private placement and advisory services. Revenue is recognized when earned by fee contractor, the success of a predetermined specific event, and the income is reasonably determinable.

Significant Credit Risk and Estimates

The responsibility for processing customer activity rests with the Company's clearing firm, Merrill Lynch. The Company's clearing and execution agreement provides that the clearing firm's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, Merrill Lynch records customer transactions on a settlement date basis, which is generally three business days after the trade date. Merrill Lynch is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contract, in which case Merrill Lynch may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by Merrill Lynch is charged back to the Company.

The Company in conjunction with Merrill Lynch, controls off- balance- sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. Merrill Lynch establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

There were no liabilities subordinated to claims of general creditors during the year ended June 30, 2017.

Cash and Cash Equivalents

Cash and cash equivalents include money market accounts. Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and amounts due from broker dealers. The Company maintains cash and money market balances with commercial banks and other major institutions. At times, such amounts may exceed Federal Deposit Insurance Corporation limits.

Property, equipment and leasehold improvements

Property and equipment is carried at cost and is depreciated over their useful lives of 5 to 7 years using the straight line method. Leasehold improvements are carried at cost and are amortized over the life of the lease.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Fair Value Measurement

FASB ASC 820 defines fair value , establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair measurement assumes that the transaction to sell an asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3- Are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed base on the best information available in the circumstances and may include the Company's own data). The Company did not have any assets or liabilities subject to fair value measurement at June 30, 2017.

Income Taxes

The Company is taxed as "C" Corporation for Federal and State and local income tax purposes. As a "C" Corporation, the Company is subject to Federal and State and local income taxes.

In accordance with ASC 740, Income Taxes, the Company is required to disclosed unrecognized tax benefits resulting from uncertain tax positions. The Company recognizes the effect of tax positions only when they are more likely than not to be sustained. At June 30, 2017, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

(3) - PROPERTY, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements consist of the following at June 30, 2017:

Computer equipment	$ 101,178	
Furniture and fixtures	107,411	
Total cost	$ 208,589	
(less): accumulated depreciation and amortization	(104,873)	
Net book value		$ 103,716
Leasehold improvements	$ 99,773	
(less): accumulated amortization	(49,931)	
Net book value		49,842
Total net book value of fixed assets and leasehold improvements		$ 153,558
Depreciation expense for the year ended June 30, 2017 amounted to	$	64,280

4) - COMMITMENTS AND CONTINGENCIES

Litigation
Presently, the Company's management is not involved or aware of any litigation. In the ordinary course of business activities broker/dealers are subject to litigation including civil actions and arbitration. The ultimate outcome of potential litigation involving the Company cannot be predicted with certainty. Litigation may have a material adverse effect on the Company's financial position or results of operations.

Leases
The Company leases office space in New York City. The terms of this lease require annual base lease payments as follows:

Year	Annual Base Rent
July 1, 2017 to June 30, 2018	525,408
July 1, 2018 to June 30, 2019	555,425
July 1, 2019 to January 31, 2020	325,044 (lease expiration)

Sub-tenants:
The Company will be renting unused office space to a sub-tenant commencing August 1, 2017 for a term of one year. This annual rent will amount to $ 180,000. During the fiscal year ended June 30, 2017, the former sub-tenant rent amounted to $ 84,500.

CLEARVIEW TRADING ADVISORS, INC.
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2017

5) - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2017 the Company had net capital of $ 1,006,889, which was $ 906,889 in excess of its required net capital of $ 100,000. The Company had a percentage of aggregate indebtedness to net capital of 56.11% as of June 30, 2017.

5a) - COMMON STOCK

During the year ended June 30, 2017 there were no changes in the common stock account.

5b) - TREASURY SHARES

There were no treasury shares acquired or issued during fiscal 2017.

5c) - PAID -IN-CAPITAL

There were no changes in Paid-in-Capital during the fiscal year ended June 30, 2017.

Paid-in-capital in the amount of $ 600,000 was added to the Company's capital during the fiscal year ended June 30, 2016. This addition consisted of the cancelation of a $ 100,000 liability to the shareholder which was converted to paid-in-capital plus a shareholder contribution of $ 500,000 in additional paid-in- capital to the Company.

CLEARVIEW TRADING ADVISORS, INC.
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2017

6) - RETIREMENT PLAN

The Company does not presently offer a retirement plan to its employees.

7) - RELATED PARTY TRANSACTIONS

There were no related party transactions during the year ended June 30, 2017.

8) - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS
A cash account held by the Company's clearing broker/dealer in the amount of $ 1,000,620 has been segregated in special reserve accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

9) - SUBSEQUENT EVENTS

The Company has entered into a new sub-tenant agreement approved by the landlord to rent a portion of its office space beginning on August 1, 2017 at the rate of $ 15,000 per month for a term of one year.

The Company has evaluated and noted no other events or transactions that have occurred after June 30, 2017 that would require recognition or disclosure in the financial statements.